Filed Pursuant to Rule 433
Registration Statement No. 333-143226
May 13, 2008
PARKER-HANNIFIN CORPORATION

$450,000,000 5.50% Medium-Term Notes, Series A Due 2018

Issuer:	Parker-Hannifin Corporation

Ratings:	A2/A/A (stable/stable/stable)*

Principal amount:	$450,000,000

Security type:	5.50% Medium-Term Notes, Series A Due 2018

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Price to public:	99.765% of face amount

Underwriting discount:	0.65%

Settlement date (T + 3):	May 16, 2008

Maturity date:	May 15, 2018

Coupon (Interest Rate):	5.50%

Benchmark treasury:	3.875% due May 15, 2018

Benchmark treasury yield:	3.881%

Spread to benchmark treasury:	165 bps

Yield to maturity:	5.531%

Interest Payment Dates:	Semiannually on May 15 and November 15 of each year,
beginning November 15, 2008.

Make whole call:	T + 25 bps

Optional redemption:	The Company may redeem the notes, at its option, at any
time in whole or from time to time in part, as described
in greater detail below.

CUSIP:	70109HAH8

Joint Book-Running Managers:	Banc of America Securities LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

     In connection with the offering of the 5.50% Medium-Term Notes, Series A due 2018 (the “notes”) of Parker-Hannifin Corporation, the additional terms below will apply.
     References to “the Company,” “we,” “us” and “our” refer to the Parker-Hannifin Corporation.
Optional Redemption
     We may redeem the notes, at our option, at any time in whole or from time to time in part (any date on which all or a part of the notes are to be redeemed, a “Redemption Date”) at a redemption price equal to the greater of:
(a) 100% of the principal amount of the notes being redeemed, or
(b) as calculated by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments for principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360 day year consisting of twelve 30-day months) using a discount rate equal to the sum of the Reference Dealer Rate (as defined below), plus 25 basis points, plus accrued and unpaid interest on the notes to be redeemed to, but not including, the Redemption Date.
     If we have given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the Redemption Date referred to in that notice, those notes will cease to bear interest on that Redemption Date. Any interest accrued to the date fixed for redemption will be paid as specified in such notice. We will give written notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, at least 30 days and not more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the date fixed for redemption, the redemption price and the aggregate principal amount of the notes to be redeemed.
     If we choose to redeem less than all of the notes, the particular notes to be redeemed shall be selected by the trustee not more than 60 days prior to the Redemption Date. The trustee will select the method in its sole discretion, in such manner as it shall deem appropriate and fair, for the notes to be redeemed in part.
     “Quotation Agent” means the Reference Dealer (defined below) selected by the Company.
     “Reference Dealer” means (a) each of Banc of America Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case the Company will substitute another Primary Treasury Dealer and (b) any other Primary Treasury Dealer selected by the Company.

     “Reference Dealer Rate” means, with respect to any Redemption Date, the arithmetic average of the quotations quoted in writing to the Company by each Reference Dealer of the average midmarket annual yield to maturity of the 3.875% Treasury Notes due May 15, 2018, or, if such security is no longer outstanding, a similar security in the reasonable judgment of each Reference Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.
Change of Control
     If a change of control triggering event occurs, unless we have exercised our option to redeem the notes as described above, we will be required to make an offer (a “change of control offer”) to each holder of the notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes on the terms set forth in such notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”).
     Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase such notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice will, if mailed prior to the date of consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the change of control payment date.
     On each change of control payment date, we will, to the extent lawful,
•	Accept for payment all notes or portions of notes properly tendered pursuant to the applicable change of control offer;

•	Deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered;

•	Deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

     We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third-party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and the third-party repurchases all notes properly tendered and not withdrawn under its offer.
     We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.
     If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a change of control offer and we, or any third party making a change of control offer in lieu of the Company, as described above, purchase all of the notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the change of control offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable change of control payment.
     For purposes of the change of control offer provisions of the notes, the following terms will be applicable:
     “Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock, measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, measured by voting power rather than number of shares, immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our Board of Directors are not continuing directors; or (5) the adoption of a plan relating to our liquidation or dissolution. The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

     Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) we become a direct or indirect wholly owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.
     “Change of Control Triggering Event” means the occurrence of both a change of control and a rating event.
     “Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
     “Fitch” means Fitch Inc., and its successors.
     “Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s, and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.
     “Moody’s” means Moody’s Investors Service, Inc., and its successors.
     “Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.
     “Rating Event” means the rating on the notes is lowered by at least two of the three rating agencies and the notes are rated below an investment grade rating by at least two of the three rating agencies on any day within the 60 day period (which 60 day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the rating agencies) after the earlier of (1) the occurrence of a change of control and (2) public notice of the occurrence of a change of control or our intention to effect a change of control.

     “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.
     “Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. You can reach Banc of America Securities LLC by calling toll-free at 1-800-294-1322, Goldman, Sachs & Co. by calling toll-free at 1-866-471-2526, and Morgan Stanley & Co. Incorporated by calling toll-free at 1-866-718-1649.